Exhibit 5.1

October 12, 2004	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441

Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Everest Reinsurance Holdings, Inc.

477 Martinsville Road

P.O. Box 830

Liberty Corner, New Jersey 07938

Re:	Registration Statement on Form S-3 (File No. 333-106595)

Ladies and Gentlemen:

We have represented Everest Reinsurance Holdings, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, of a Registration Statement on Form S-3 (File No. 333-106595), including the prospectus included therein, dated December 22, 2003, as supplemented by the prospectus supplement, dated October 6, 2004 (together, the “Prospectus”), relating to $250,000,000 in aggregate principal amount of the Company’s 5.40% Senior Notes due October 15, 2014 (the “Notes”) to be offered and sold pursuant to the Underwriting Agreement, dated October 6, 2004, among the Company and Goldman, Sachs & Co. and Wachovia Capital Markets, LLC, as Representatives of the several underwriters named in Schedule I thereto (collectively, the “Underwriters”), and the Pricing Agreement, dated October 6, 2004, among the Company and the Underwriters.

In rendering the opinions expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as we have deemed necessary or appropriate. We have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies. We have assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

Based upon and subject to the foregoing and the qualifications expressed below, we are of the opinion that the Notes have been duly authorized for issuance by the Company and, when duly executed and delivered and authenticated in accordance with the indenture under which they are issued and when payment therefor is received, will constitute valid and legally binding obligations of the Company.

Everest Reinsurance Holdings, Inc.

October 12, 2004

The opinions expressed herein are subject to the following qualifications:

(i)	Enforceability of any contract or agreement or of any security or other instrument issued thereunder may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the enforceability of creditors’ rights generally and to court decisions with respect thereto and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and

(ii)	We are admitted to practice law in the State of Illinois and the State of New York, and we express no opinions as to matters under or involving any laws other than the laws of the State of Illinois, the laws of the State of New York, the federal laws of the United States of America and the laws of the State of Delaware.

We consent to (i) the filing of this opinion as an exhibit to a Current Report on Form 8-K filed by the Company in connection with the offering and sale of the Preferred Securities and (ii) the references to this firm under the caption “Validity of the Notes” in the Prospectus.

Very truly yours,

/s/ MAYER, BROWN, ROWE & MAW LLP